

June 12, 2012

Via E-Mail
Mr. Robert C. Lyons
Chief Financial Officer
GATX Corporation
222 West Adams Street
Chicago, Illinois 60606-5314

     Re: GATX Corporation
              Form 10-K for the Year Ended December 31, 2011
              Filed February 24, 2012
              File No. 001-02328

Dear Mr. Lyons:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing and providing any requested information with the amendment. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 6. Selected Financial Data, page 21

1. In light of the nature of your business, we believe your table of financial data on page 21 should include net sales or operating revenues or a similar GAAP measure of revenue. Accordingly, please revise the Results of Operations data to include Revenues (not the discretionary line item entitled Gross Income), as reported in your Statements of Comprehensive Income See Instruction 2 to Item 301 of Regulation S-K.

Consolidated Statements of Comprehensive Income, page 53

2. Reference is made to the line items Lease Income and Other Income within Revenues in your Statements of Comprehensive Income. We note from your revenue recognition policy that Other Income includes repair revenues. We also note, as detailed on page 4,

that you operate an extensive network of service facilities that is supplemented by a number of third-party service centers that perform repair, maintenance and modification services on leased railcars. However, it is unclear if the repair revenues separately reported within Other Income include all maintenance service revenues from the full-service lease contracts under which you maintain the railcars under the majority of your leases. In this regard, we also note that Maintenance expense in your Statements of Comprehensive Income significantly exceeds the amount of Other Income in each period presented. If you have bundled the rental income and maintenance service revenue components of your full-service lease contracts solely within Lease Income, please tell us why you believe this presentation is in accordance with Rule 5-03(b)(1)(c)-(d) of Regulation S-X, which provides for a separate presentation of income from rentals and revenues from services, if each of these types of revenue exceed 10% of consolidated revenues.

3. It appears the primary purpose of your full-service lease arrangements is the lease of railcars, and the related maintenance services would not occur absent the lease or rental of the railcar. There are a number of situations where different elements of revenue producing activities are bundled within an integrated arrangement, and the various material revenue components are presented separately in the financial statements. For example, some companies may primarily sell a product and complement the sale of that product with a service (e.g., installation, repairs, etc.), while others primarily provide a service activity and also sell a product to complement their service activity. Although an integrated arrangement may contain several revenue producing components, please note that the guidance in Rule 5-03(b)(1) of Regulation S-X does not specifically provide that an integrated arrangement with various revenue producing components is viewed solely as one type of activity. It appears that the substance of each of the different revenue producing components, rather than whether the arrangement is contained in one integrated contract or in separate contracts, should be considered in presenting disaggregated financial information in your financial statements. Assuming that you have bundled the rental income and service revenue components of your full-service lease contracts in your financial statements, please present these different revenue components on a separate and disaggregated basis. In this regard, we note the disclosure on page 3 that you offer net leases for railcars under which the lessee is responsible for maintenance, insurance and taxes. This should provide you with a reasonable basis for allocating amounts between the rental income and maintenance service revenue components of your full-service lease contracts. In addition, the direct costs and expenses associated with the leasing (rental) and service activities should also be presented separately in accordance with Rule 5-03(b)(2) of Regulation S-X. Please revise or advise, as appropriate.

Consolidated Statements of Comprehensive Income, page 53

4. Reference is made to your classification of "Share of affiliate earnings" within a discretionary line item entitled Gross Income. In general, the guidance in Rule 5-03(b)(12) provides for the reporting of equity in earnings of equity method investees after income tax expense and before Net Income on the face of an income statement. A different position may be justified by circumstances where the activities of the investee are very similar to the core business of a registrant. However, with respect to the nature of the activities and processes, the types of customers, and the methods of providing service, there appears to be a number of dissimilarities between the activities of your equity method investees and your core business activities of leasing major types of railcars and operating vessels that transport dry bulk commodities. Specifically, there are dissimilarities between your core business described above and the activities of your affiliated companies, which are described on page 7 as (i) aircraft spare engine leasing, (ii) liquid bulk shipping and transporting of petrochemical gases, crude oil and liquefied natural gas, and (iii) gas compression equipment leasing. Although these joint venture activities are in the overall leasing and shipping category, the activities of these entities appear to entail significantly different risks than your core business activities. For example, in your discussion of risk factors on page 13, you state that "GATX is exposed to various risks associated with the commercial aviation industry, including geographic exposure and customer concentrations unique to that industry." In addition, the risks and activities involved in liquid bulk shipping and transporting of petrochemical gases, crude oil and liquefied natural gas appear to be different than those involved in transporting dry bulk commodities, as provided by ASC in its core business. In light of these factors, please reclassify "Share of affiliate earnings" in your Statements of Comprehensive Income, as appropriate.

Consolidated Statements of Comprehensive Income, page 53

5. We note from your Statements of Comprehensive Income that you present asset remarketing income, which presumably includes the gain on sales of railcars and shipping vessels, as a component of revenue. We also note from the business section of your Form 10-K that you primarily lease railcars pursuant to full-service leases and selectively remarket assets, including managed assets, often generating fees and gains from these sales. You disclose that the lease terms for railcars generally range from three to ten years, with renewals ranging from one to five years. Also, it appears that your Portfolio Management segment leases marine vessels and you disclose that you typically remarket these assets at the end of their lease term. In this regard, it appears that you do not have temporary short-term leases on railcars or marine vessels, but instead generate revenue on long-term leases. Further, on your balance sheet, it appears that you have not segregated any of the assets that you intend to sell from your operating assets. Since the main operations of your business involve extended leasing, it is unclear to us how you have determined that it is appropriate to recognize two different revenue streams (i.e. leasing of asset and sale of asset) from the same asset. In this regard, we believe that

gains or losses resulting from the sale of productive assets that have been leased for an extended period of time should be excluded from revenue. A preferred method would be to treat such amounts as adjustments to depreciation expense. In the absence of specific accounting literature that clearly supports your current presentation, we believe you should revise your financial statements.

6. Please confirm to us that asset remarketing income, as presented on your statements of comprehensive income, includes only the gain on the sale of previously leased railcars and marine vessels and that no related cost is reflected on another line item. If you do not use a net presentation, please describe for us how you have recognized the proceeds and related cost for the sale of these assets on your Statements of Comprehensive Income.

Consolidated Statements of Cash Flows, page 54

7. We note that gains on sales of assets are $70.1 million, $43.5 million, and $21.3 million for 2011, 2010 and 2009, respectively. Please tell us the nature of these gains and explain to us which line item(s) on your Statement of Comprehensive Income reflect these gains. Also, for each type of gain (i.e. gain on sale of leased railcars, gain on sale of equipment, etc.), please tell us the amount of related sale proceeds and where that amount is included on your Statements of Cash Flows. For example, we note that your investing activities include a line item for proceeds from sales of other assets and a line item for portfolio proceeds. Please explain to us how the proceeds received in each of these line items correspond to the gains on sales of assets presented in the operating section above.

Note 22. Legal Proceedings and Other Contingencies

Other Litigation, page 90

8. We note your disclosure that it is the opinion of management that none of these other matters, when ultimately resolved, will have a material adverse effect on GATX's consolidated financial position or liquidity, however it is possible that the ultimate resolution of one or more of these other matters could have a material adverse effect on the results of operations in a particular quarter or fiscal year. In light of this potential material adverse effect on the results of operations, we believe that you should disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. See guidance in ASC 450-20-50-4. We further note that, in your letter dated November 18, 2011, you indicated that you would disclose an estimate of the possible loss or range of loss or include a statement that such an estimate cannot be made with respect to your other litigation matters and environmental liabilities. Please tell us where you have included such disclosure, or revise accordingly.

Note 23. Financial Data of Business Segments, page 92

9. We note that the amounts of "Share of affiliate earnings" in your joint venture investments accounted for under the equity method exceed 10% of your total consolidated segment profit in each year presented. In the sixth paragraph of Note 23, you disclose that segment profit is the internal performance measure used by the Chief Executive Officer to assess the performance of each segment. In accordance with the guidance in ASC Topic 280-10-55-2, please note that equity method investees can be considered an operating segment for segment reporting purposes if their operating results and performance are reviewed by a chief operating decision maker (CODM) for such purposes as evaluating whether or not to retain the investor-investee relationship. It is unclear to us why you aggregate your joint venture investments within your reportable segments (Rail and Portfolio Management), and why you do not report these equity method investments within a separate reportable business segment. Further, it does not appear that all of the aggregation criteria under the guidance of ASC Topic 280-10-50-11 have been met with respect to the reporting of your joint venture investments within the same reportable business segments as your core business activities. The characteristics and features of your joint venture investments where you do not control their activities do not appear similar with your other operating segments where you can control their activities. In this regard, we note the disclosure on page 13, which indicates that you may not have control over all operational decisions where a joint venture in managed and operated by GATX's joint venture partner or another third party. In addition, we refer you to our comment above regarding the number of dissimilarities between the activities of your equity method investees and your core business activities. Please also note that it appears the significance of the amount of your affiliate earnings should be measured against reported segment profit (and not revenues), as your share of affiliate earnings is not considered revenues for financial reporting purposes. Specifically, as this amount represents your share of earnings, which is net of the costs and expenses of these entities, the significance of these amounts should be measured against a similar and consistent performance measure, such as segment profit, which is also net of costs and expenses. We refer you to the quantitative threshold guidance in ASC Topic 280-10-50-12 for reporting separate operating segment information. Please revise your financial statements, as appropriate. If you continue to believe that aggregation of these affiliated companies within your current reportable business segments is appropriate, please provide us with all of the reports that were provided to the CODM in 2011 for segment reporting purposes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief